UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at September 20, 2007

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO and Director

Date: September 20, 2007

* Print the name and title of the signing officer under his signature.

  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL APPOINTS GLENN NORTON AS MINERAL RESOURCES MANAGER
TO ENHANCE ITS MANAGEMENT TEAM & EXPANDS ITS TECHNICAL GROUP

September 20, 2007, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI: OTCBB: RDIAF) announces that the Company has appointed Glenn Norton as Mineral Resources Manager ("MRM") of the South Africa subsidiary Rockwell Resources RSA (Pty) Ltd.

Glenn Norton is a geologist with an Honours BSc degree from the Rand Afrikaans University in Johannesburg in South Africa. He is a registered Professional Natural Scientist. Glenn has had extensive geological, mineral resource management, and production experience in the coal and alluvial diamond mining sectors. He will be responsible for mineral resource management and open pit operations at the Company's existing mines and development projects. He will be Rockwell's Qualified Person.

Glenn will be assisted by the geologist, George Stevens, appointed as staff Geologist and a GIS Technician Igmar Meyer, as Database & Information Technology Coordinator. Both George and Igmar have also had experience in alluvial diamond operations and in particular the supervision of reverse circulation drilling programs and the collection, auditing and storage of data for resource estimation purposes.

The Company has also taken on three trainee Geological Technicians who are receiving training with the geologists and mining team. These Technicians will assist the geologists with monitoring and recording data emanating from on going drilling programs being conducted on the Company's existing mines and new projects in South Africa, as well as playing a role in the day to day control of overburden stripping and gravel excavation. Improved supervision and implementation of mining procedures will yield benefits in terms of grade control and diamond recovery.

President and COO John Bristow stated, "The appointment of these key personnel with their combined experience in the mining and corporate sector provides the Company's management team with additional technical resources to support Rockwell's growth and acquisition strategy."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.